UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westview Acquisition Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None.

(CUSIP Number)

Mark E. Felstein
401 E. Las Olas Boulevard, Suite 1560
Fort Lauderdale, FL 33301
(954) 401-8112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark E. Felstein, P.A. Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3)......WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ..... FL

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............................... 5,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power........................... 5,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .............50%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. None.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark E. Felstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3)......OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ..... U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............................... 5,000,000

	8.	Shared Voting Power ........

	9.	Sole Dispositive Power........................... 5,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .............50%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Westview Acquisition Corp., whose principal executive offices are located at 401 E. Las Olas Boulevard, Suite 1560, Fort Lauderdale, FL 33301 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background.

(a) The names of the reporting person are Mark E. Felstein, P.A. Profit Sharing Plan (the “Profit Sharing Plan”) and Mark E. Felstein (together, the “Reporting Persons”). Mr. Felstein is Trustee of the Profit Sharing Plan and though he does not own in his individual name any shares of Common Stock, he may be deemed to beneficially own of the shares of Common Stock owned by the Profit Sharing Plan.

(b) The address of the Reporting Persons is:

(i)	The Profit Sharing Plan is located at c/o Mark E. Felstein, Trustee, 1140 Oysterwood Street, Hollywood, FL 33019

(ii)	Mark E. Felstein is located at 401 E. Las Olas Boulevard, Suite 1560, Fort Lauderdale, FL 33301.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

(i)	The Profit Sharing Plan was formed for Mark E. Felstein, P.A.

(ii)	Mark E. Felstein is a realtor and attorney practicing in Florida, and located at 401 E. Las Olas Boulevard, Suite 1560, Fort Lauderdale, FL 33301.

(d) The Reporting Persons each have not been convicted in any criminal proceedings during the last five years (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

Mr. Felstein passed the New York State Bar exam in 2000 and was certified for admission to the bar by the New York State Board of Law Examiners.  However, the Committee on Character and Fitness concluded that Mr. Felstein should be denied admission to the bar, and the New York State Supreme Court, Appellate Division issued an Order in June 2003, pursuant to which it concurred with the Committee, citing character and fitness concerns.  Mr. Felstein has since requested permission to reapply for admission to the New York State Bar.  In 2006, the New York State Supreme Court, Appellate Division granted his request, and he is now in the process of renewing his application to the New York State Bar.

(f) The Profit Sharing Plan was formed in Florida. Mr. Felstein is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Profit Sharing Plan purchased 5,000,000 shares of Common Stock directly from the Issuer for an aggregate purchase price of $12,500. The source of funding for this purchase was through working capital. Mr. Felstein, as Trustee of the Profit Sharing  Plan, may be deemed to beneficially own these shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired 5,000,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own an aggregate of 5,000,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based upon 10,000,000 shares of Common Stock currently outstanding).

(b) The Reporting Persons have the sole right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 5,000,000 shares of Common Stock reported herein were acquired by the Profit Sharing Plan effective January 3, 2007.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 Agreement among the Reporting Persons to file a single Statement on Schedule 13D on behalf of each of them.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2007

Mark E. Felstein, P.A. Profit Sharing Plan

By:	/s/ Mark E. Felstein
Mark E. Felstein, Trustee

May 11, 2007	/s/ Mark E. Felstein
Mark E. Felstein

Exhibit

The undersigned hereby agrees as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Westview Acquisition Corp.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

May 11, 2007	Mark E. Felstein, P.A. Profit Sharing Plan

	By:	/s/ Mark E. Felstein
Mark E. Felstein, Trustee

May 11, 2007	/s/ Mark E. Felstein
Mark E. Felstein